BURBERRY

03 JAN 14 AM 10:14

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 2[redacted]

7 January 2003

03003606

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC ("the Company") - FILE NO: 82-34691

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The following information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act.

Pursuant to subparagraph (1)(i) of Rule 12g3-2(b) under the Exchange Act, for the months of November and December 2002 the following information constitutes all the information the Company:

A) Has made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
B) Has filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
C) Has distributed or is required to distribute to its security holders:

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

- Preliminary Announcement dated 19 November 2002 of the Interim Results for the six-month period ended 30 September 2002.

- Interim Report for the six-month period ended 30 September 2002.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Burberry is subject to the Exchange Act.

Yours faithfully

Michael Mahony
General Counsel & Secretary

82-34691

BURBERRY GROUP PLC

INTERIM REPORT 2002

Six months ended 30 September 2002

Burberry Group plc

Interim Results

19 November 2002. Burberry Group plc reports interim results for its first half ended 30 September 2002.

Highlights

- EBITA* increased by 32% to £55.1 million
- EBITA margin expanded from 17.5% to 20.1%
- Gross profit margin increased from 47.8% to 55.7%
- Total revenues increased by 15% (9% underlying**) as previously reported:
  - Retail sales up 32%, 17% underlying
  - Wholesale sales increased 8%
  - Licensing revenue up 14%
- Interim dividend of 1p per ordinary share declared

*EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

**Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

John Peace, Chairman of Burberry, commenting on the interim results: "This is strong performance particularly in light of the difficult trading conditions and demonstrates that the business is on track to achieve the goals set out during the IPO process."

Rose Marie Bravo, Chief Executive, stated, *"Burberry's encouraging performance in the first half was driven by continued execution of our strategic agenda in key product categories, targeted geographies and distribution channels. The dedication of our management team, the efforts of our licensee partners and the support of our wholesale customers underpinned this achievement. This strong financial performance is notable in light of the challenging trading environment."*

Management will discuss these results during a presentation to analysts and institutions at 1:00pm today at The Lincoln Centre, 18 Lincoln's Inn Fields London WC2A 3ED (telephone 0207 404 5959). The presentation will also be broadcast live on the Internet at www.burberryplc.com and can be accessed by telephone at +44 (0) 20 8240 8244.

Burberry Group plc

Interim Results

Enquiries:

Burberry		
Mike Metcalf	COO and CFO	020 7968 0411
Matt McEvoy	Strategy and IR	020 7968 0411
Brunswick		
Susan Gilchrist		020 7404 5959
Charlotte Elston		020 7404 5959

Burberry Group plc

Interim Results

Chief Executive's Review

The first half of fiscal 2002/03 marks an important chapter in the history of Burberry—one in which we advanced the strategic agenda we set for the business, continued to improve our financial performance and completed an initial public offering on the London Stock Exchange. Importantly, we continue to focus on the long term, identifying opportunities to leverage the power of our brand and build the management team.

Strategy

We made solid progress in executing on our key growth initiatives by product, region and channel of distribution during the first half:

- In product, we continued to increase the accessories penetration to 28% of turnover versus 25% in the prior period. Womenswear continues to be a critical component in the modernisation of the brand, delivering 17% volume growth and constituting one-third of revenue for the period. Menswear experienced improved results responding to new product and merchandising initiatives implemented over the past year. The strategically important Prorsum runway collections for women and men were highly acclaimed with world-wide press coverage. Additionally, new categories were developed, including a collection of watches that will launch in our stores this autumn.

- In the regions, our focus on the US resulted in 27% revenue growth versus the prior year, driven by strong improvement in both the retail and wholesale channels. In Asia, with the acquisition of our Korea distributor in July, we completed an important step in our strategy of bringing the majority of Burberry's non-Japan Asia business under direct operating control. We are now integrating these recently acquired businesses into Burberry and building our management team in the region. Europe experienced moderate growth during the period with soft domestic demand in Germany and reduced volumes associated with Burberry's strategic repositioning in the Spanish market more than offset by growth in other markets, particularly the UK.

- We continued to execute our multi-channel distribution approach. In retail, Burberry opened five stores during the period, including two in the US, one in Asia and two in Europe. Our Barcelona flagship, which opened in August, is contributing significantly to the brand's repositioning in Spain. During the first half, we were also preparing for important store openings in October and November. These stores are now open, including our 24,000 square foot New York flagship store on East 57th Street, which presents the most comprehensive expression of our brand to date. Wholesale continued to progress as we intensified our business with key customers. In licensing, performance in Japan was excellent, aided by our efforts in co-ordinating and enhancing brand consistency in that market.

Burberry Group plc

Interim Results

Financial performance and outlook

Burberry achieved strong financial performance during the first half. Turnover grew by 15% to £274 million. EBITA before IPO-related items increased by 32% to £55.1 million. Underpinning this growth was EBITA margin expansion from 17.5% to 20.1%. These gains were driven primarily by the integration of our Asia acquisitions, reduced markdown costs and favourable product and channel shifts. This strong financial performance is notable in light of the challenging trading conditions globally.

Turning to the full year outlook, further retail expansion is underway in line with our strategy. On the basis of orders received to date, we anticipate that the aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year. A reduced rate of licensee volume growth in Japan over the balance of the financial year is expected; royalty revenues will also continue to be affected by depreciation of the Yen/Sterling exchange rate and the termination and absorption into wholesale operations of certain product licenses.

Burberry will provide a trading update on third quarter sales on January 13, 2003.

IPO

Burberry completed its initial public offering in July in the midst of one of the most volatile equity markets in recent memory. During its first reporting period as a public company, Burberry delivered fully on the strategic and financial expectations set during the IPO process.

Summary

Our strong sales and profit growth was driven by our initiatives across key product categories, targeted geographies and multiple distribution channels. This achievement was underpinned by the dedication of our management team, the efforts of our licensee partners and the support of our wholesale customers. Looking forward, our confidence in our strategy is reflected by the openings this month of our New York and Knightsbridge flagships. Mindful of the difficult and uncertain trading environment, we remain focussed on and committed to implementing our ongoing growth initiatives.

Burberry Group plc

Interim Results

Financial Review

Group profit and loss accounts

	Six months to 30 September 2002					
	Results before IPO-related items	% of turnover	IPO-related items	Total	**Six months to 30 September 2001**	% of turnover
	£m		£m	£m	£m	
Turnover						
Wholesale	160.9	58.8%	-	160.9	148.9	62.7%
Retail	85.6	31.3%	-	85.6	64.7	27.3%
License	27.2	9.9%	-	27.2	23.8	10.0%
Total turnover from continuing operations	**273.7**	**100.0%**	**-**	**273.7**	**237.4**	**100.0%**
Cost of sales	(121.1)	(44.2%)	-	(121.1)	(123.8)	(52.1%)
Gross profit	**152.6**	**55.7%**	**-**	**152.6**	**113.6**	**47.8%**
Net operating expenses	(97.5)	(35.6%)	-	(97.5)	(72.0)	(30.3%)
EBITA	**55.1**	**20.1%**	**-**	**55.1**	**41.6**	**17.5%**
Goodwill amortisation	(2.9)	(1.1%)	-	(2.9)	(2.4)	(1.0%)
Employee share ownership plans	-	-	(22.2)	(22.2)	-	-
Profit before interest and tax	**52.2**	**19.1%**	**(22.2)**	**30.0**	**39.2**	**16.5%**
Net interest expense	(1.0)	(0.4%)	-	(1.0)	0.2	0.1%
Currency loss on GUS loans (pre flotation)	-	-	(2.3)	(2.3)	(2.0)	(0.8%)
Profit on ordinary activities before taxation	**51.2**	**18.7%**	**(24.5)**	**26.7**	**37.4**	**15.8%**

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through our directly operated store network. At 30 September 2002, the company operated 124 retail locations consisting of 45 Burberry stores, 59 concessions (including the 46 concessions added in July 2002 as part of the acquisition of the operations of our Korean distributor) and 20 outlet stores. License revenue consists of royalties receivable from our Japanese and product licensing partners.

Burberry Group plc

Interim Results

Comparison of the six months ended 30 September 2002 to the six months ended 30 September 2001

Burberry Group has completed three significant transactions which affect the comparability of results for the six months ended 30 September 2002 relative to the six months ended 30 September 2001. On 31 December 2001, the company purchased the operations and certain assets of our primary distributors in Asia, which largely operated as wholesale businesses. On 1 July 2002, the company purchased the operations and certain assets of our distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date. These acquisitions are referred to as the "Asia acquisitions". On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange.

Turnover

Total turnover advanced to £273.7 million from £237.4 million in the comparative period, representing an increase of 15% (17% at constant exchange rates), or 9% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions).

Total retail sales increased by 32% in the first half to £85.6 million, boosted by the contribution from 4 stores, 49 concessions and one outlet added as part of the Asia acquisitions. On an underlying basis, retail sales increased by 17%, driven by gains at existing stores and by sales from newly opened stores. During the first half, the company opened five stores, including a flagship store in Barcelona, three Burberry stores (in Heathrow Airport, Hong Kong and Florida), as well as one outlet store.

Total wholesale sales advanced 8% to £160.9 million during the first half. On an underlying basis, Burberry Group's 2002/03 Autumn/Winter wholesale orders were largely unchanged from the prior year. The 8% increase in sales reflects a 4% gain attributable to earlier delivery of autumn product relative to the comparative period and a 4% growth due to the Asia acquisitions.

Licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties reflecting double digit volume gains and increases in certain royalty rates.

On a geographic basis, the company experienced strong growth in the US, driven by both wholesale and retail operations, accompanied by more moderate underlying gains in Asia and Europe.

Operating profit

Gross profit as a percentage of turnover expanded to 55.7% in the period from 47.8% in the comparative period. Approximately half of this increase was attributable to the Asia acquisitions. Other factors driving this increase include reduced markdown expense on excess stock – partly reflecting better stock

management - as well as higher gross margin helped by an improving mix in terms of both product and distribution channels.

Operating expenses as a percentage of turnover rose to 35.6% from 30.3% in the comparative period, reflecting expansion and investment across the business. The Asia acquisitions were an important factor behind the increase. Expansion of Burberry Group's retail activities, including pre-trading costs associated with store development, also represented a significant element of the increase. In addition, expenses as a percentage of sales were affected by the company's continued investment in infrastructure to support growth objectives and its status as a listed company.

Goodwill amortisation increased to £2.9 million from £2.4 million in the comparative period as a result of additional goodwill arising in respect of the Asia acquisitions.

As a result of these factors, EBITA increased by 32% to £55.1 million, or 20.1% of turnover from 17.5% in the comparative period. Profit before interest and tax and IPO-related items increased 33% to £52.2 million, or 19.1% of turnover.

Net interest expense
Net interest expense was £1.0 million in the six months to September 2002. Although the company has maintained net cash deposits in the period since IPO, net interest expense has continued to be incurred as a result of differential interest rates on borrowings and cash balances.

IPO-related items
In connection with the initial public offering, the company incurred a £22.2 million exceptional charge in the six months to September 2002 largely related to its employee share ownership plans. This included £18.6 million arising in respect of the management Restricted Share Plan (the RSP); this charge does not represent a cash outflow to Burberry Group and does not give rise to a reduction in net assets as there is a compensating increase in the capital reserve account within Shareholders' funds. As no further awards will be made under the RSP, the consolidated profit and loss account will not be affected in future periods.

During the six months to 30 September 2002, the company also incurred a £2.3 million foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Burberry Group plc

Interim Results

Profit before taxation
As a result of the above factors, Burberry Group reported profit before taxation (after IPO-related charges) of £26.7 million in the six months to 30 September 2002.

Profit after taxation
Burberry Group anticipates a 33% tax rate on profit before amortisation of goodwill and exceptional items for the full financial year. On this basis, the company estimates a tax charge of £10.7 million for the first half after taking account of £7.2 million of tax relief attributable to IPO-related items.

Excluding IPO-related items, profit after taxation would have been £33.3 million during the period.

During the period, the company had 498.2 million and 506.3 million ordinary shares in issue on average for the purposes of calculating basic and diluted earnings per share respectively; 1.8 million ordinary shares held by the company's Employee Share Ownership Trust are excluded for the purposes of this calculation. Diluted earnings per ordinary share excluding IPO-related items would have been 6.6 pence.

Liquidity and Capital Resources
Historically, the company's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flows from operations and financing from GUS group.

The table below sets out the principal components of our cash flow for the six month periods ended 30 September 2002 and 30 September 2001:

	6 months ended 30 September 2002 £m	**6 months ended 30 September 2001** £m
Operating profit before interest, taxation, goodwill amortisation and IPO-related items	55.1	41.6
Depreciation charge	6.9	5.7
Loss on disposal of fixed assets	-	(0.1)
Increase in stocks	(2.0)	(11.6)
Increase in debtors	(25.3)	(22.5)
Increase in creditors	5.5	4.3
Net cash inflow from operating activities	**40.2**	**17.4**
Net interest paid	(0.6)	(0.1)
Taxation paid	(10.7)	(9.3)
Capital expenditure and financial investment	(33.7)	(24.1)
Acquisition of Korean business	(20.5)	-
Net cash outflow before IPO-related and financing items	**(25.3)**	**(16.1)**

Burberry Group plc

Interim Results

Net cash flow from operating activities increased to £40.2 million in the half year ended 30 September 2002 from £17.4 million in the comparative period. Stock grew moderately relative to sales, partly as a result of better shipping performance to wholesale customers and improved stock management. The increase in debtors principally reflects seasonal growth in trade receivables.

Net cash outflow from capital expenditure and financial investment included £30.7 million spent on fixed assets, largely reflecting investment in Burberry Group's retail operations. It also included a £3.1 million investment in the company's own shares for the Employee Share Option Trust.

Net cash outflow for acquisition purposes in the period was £20.5 million attributable to the initial purchase cost of the operations and certain assets of Burberry's Korea distributor.

The net cash flow for Burberry Group for the six months to 30 September 2002 was also impacted by IPO-related and financing movements prior to the flotation. Such movements are included in the financial statements and are explained under Note 1 "Burberry Group Reorganisation". Their net effect was to leave the company with net cash balances of approximately £10 million immediately following the flotation. At 30 September 2002 the company had net cash balances of some £12.3 million.

An interim dividend of 1 pence per share (costing £5.0 million in total) will be payable on 5 February 2003.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Burberry Group plc

Interim Results

Group profit and loss accounts

	Note	Six months to 30 September 2002 Before goodwill amortisation, exceptional items and pre flotation dividend £m	Goodwill amortisation, exceptional items and pre flotation dividend £m	Total £m	Six months to 30 September 2001 £m	Year To 31 March 2002 £m
Turnover						
Continuing operations		269.6	-	269.6	237.4	499.2
Acquisition		4.1	-	4.1	-	-
Total turnover from continuing operations	2	**273.7**	-	**273.7**	**237.4**	**499.2**
Cost of sales		(121.1)	-	(121.1)	(123.8)	(248.1)
Gross profit		**152.6**		**152.6**	**113.6**	**251.1**
Net operating expenses:						
- distribution and administration		(97.5)	(22.2)	(119.7)	(72.0)	(160.8)
- goodwill amortisation	3	-	(2.9)	(2.9)	(2.4)	(4.9)
Total operating profit on ordinary activities before interest and taxation		**55.1**	**(25.1)**	**30.0**	**39.2**	**85.4**
Continuing operations		54.3	(24.8)	29.5	39.2	85.4
Acquisition		0.8	(0.3)	0.5	-	-
Operating profit		55.1	(25.1)	30.0	39.2	85.4
Interest and similar income		1.1	-	1.1	3.2	5.0
Interest expense and similar charges		(2.1)	-	(2.1)	(3.0)	(5.5)
Foreign currency loss on loans with GUS group (pre flotation)		(2.3)	-	(2.3)	(2.0)	(0.1)
Profit on ordinary activities before taxation	2	**51.8**	**(25.1)**	**26.7**	**37.4**	**84.8**
Tax on profit on ordinary activities	4	(17.1)	6.4	(10.7)	(12.5)	(28.3)
Profit on ordinary activities after taxation		**34.7**	**(18.7)**	**16.0**	**24.9**	**56.5**
Dividend – to GUS group pre flotation	6	-	(219.0)	(219.0)	-	-
Dividend – interim	6	(5.0)	-	(5.0)	-	-
Retained profit/ (loss) for the period		**29.7**	**(237.7)**	**(208.0)**	**24.9**	**56.5**
Pence per share	5					
Earnings						
- basic		7.0p	(3.8p)	3.2p	5.0p	11.3p
- diluted		6.9p	(3.7p)	3.2p	4.9p	11.1p
Earnings before goodwill amortisation and exceptional items						
- basic				7.0p	5.5p	12.3p
- diluted				6.9p	5.4p	12.1p
Interim dividend				1.0p		

Burberry Group plc

Interim Results

Statement of total recognised gains and losses

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	*£m*	*£m*
Retained (loss)/profit for the period	(208.0)	24.9	56.5
Impact of currency translation differences	(5.2)	(1.9)	(1.3)
Total recognised gains and losses for the period	**(213.2)**	**23.0**	**55.2**

Reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	*£m*	*£m*
Profit on ordinary activities after taxation	16.0	24.9	56.5
Dividend – to GUS group pre flotation	(219.0)	-	-
Dividend – interim	(5.0)	-	-
Retained (loss)/ profit for the period	(208.0)	24.9	56.5
Currency translation differences	(5.2)	(1.9)	(1.3)
<u>Pre flotation</u>			
Issue of preference share capital	0.8	-	-
Issue of ordinary share capital	486.7	-	-
Deemed distribution arising on reorganisation	(704.1)	-	-
Capital reserve arising on reorganisation	6.6	-	-
Movement of GUS group balances	433.3	11.4	(12.5)
<u>On and post flotation</u>			
Issue of ordinary share capital	250.5	-	-
Repayment of GUS group balances	(250.5)	-	-
Waiver of GUS group balances			
Capital reserve arising on Restricted Share	37.6	-	-
Plan	18.6	-	-
Net addition to Shareholders' funds/ GUS investment in Burberry Group	66.3	34.4	42.7
Opening Shareholders' funds/GUS investment in Burberry Group	282.4	239.7	239.7
Closing Shareholders' funds/GUS investment in Burberry Group	**348.7**	**274.1**	**282.4**

Burberry Group plc

Interim Results

Group balance sheets

	Note	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Fixed assets				
Intangible assets		121.1	92.9	95.8
Tangible fixed assets		144.4	117.0	124.4
Investment		0.1	0.1	0.1
		265.6	210.0	220.3
Current assets				
Stock		86.1	84.5	82.3
Debtors	8	134.1	117.7	99.4
Cash and short term deposits		40.6	17.5	30.2
		260.8	219.7	211.9
Creditors – amounts falling due within one year	9	(123.5)	(122.8)	(125.9)
Net current assets		**137.3**	**96.9**	**86.0**
Total assets less current liabilities		402.9	306.9	306.3
Creditors – amounts falling due after more than one year	10	(53.4)	(26.1)	(23.1)
Provisions for liabilities and charges		(0.8)	(6.7)	(0.8)
Net assets		**348.7**	**274.1**	**282.4**
Called up ordinary share capital		0.3	-	-
Share premium account		122.2	-	-
Revaluation reserve		24.7	-	-
Capital reserve		46.9	-	-
Other reserve [A]		704.1	-	-
Profit and loss account [A]		(550.3)	-	-
Equity Shareholders' funds		347.9	-	-
Called up preference share capital	11	0.8	-	-
Total Shareholders' funds		**348.7**	-	-
GUS investment in Burberry Group		-	**274.1**	**282.4**

Note A: The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc as at the date of the capital reduction have been settled fully.

The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group prior to flotation (See Note 1 "Burberry Group Reorganisation"). This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on the Company's accumulated profit and loss account. As at 30 September 2002 the profit and loss account of Burberry Group plc was £133.6m (2001: £148.3m).

Burberry Group plc

Interim Results

Group cash flow statements

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Net cash inflow from operating activities	**40.2**	**17.4**	**90.1**
Returns on investments and servicing of finance			
Interest received	0.2	0.3	0.5
Interest paid	(0.8)	(0.4)	(0.9)
Net cash outflow from returns on investments and servicing of finance	(0.6)	(0.1)	(0.4)
Taxation paid	(10.7)	(9.3)	(17.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets	(30.7)	(24.2)	(39.4)
Sale of tangible fixed assets	0.1	0.1	0.5
Purchase of own shares	(3.1)	-	-
Net cash outflow from capital expenditure and financial investment	(33.7)	(24.1)	(38.9)
Acquisitions			
Purchase of businesses	(20.5)	-	(4.5)
Net cash outflow from acquisitions	(20.5)	-	(4.5)
Equity dividends paid to GUS group (pre flotation)	(219.0)	-	-
Deemed distribution arising on reorganisation [B]	(697.5)	-	-
Net cash (outflow)/inflow before management of liquid resources and financing	**(941.8)**	**(16.1)**	**28.7**
Management of liquid resources			
Increase in short-term deposits with banks	(6.1)	-	(2.4)
Net cash outflow from management of liquid resources	(6.1)	-	(2.4)
Financing			
Issue of ordinary share capital (on flotation) [C]	249.5	-	-
Issue of ordinary shares to GUS group (pre flotation)	486.7	-	-
Issue of preference shares to GUS group (pre flotation)	0.8	-	-
Increase/ (decrease) in external borrowings	21.2	5.7	(2.6)
Funds received/ (paid) on GUS group balances (pre flotation) [D]	446.1	9.8	(12.7)
Settlement of GUS group balances (on flotation)	(250.5)	-	-
Decrease/(increase) in GUS group balances	195.6	9.8	(12.7)
Net cash inflow/(outflow) from financing	953.8	15.5	(15.3)
Increase/(decrease) in cash during the period	**5.9**	**(0.6)**	**11.0**

Note B: Deemed distribution arising on reorganisation (£704.1m) net of capital reserve arising on reorganisation (£6.6m).

Note C: Issue of ordinary share capital on flotation is stated net of shares issued directly to the Employee Share Ownership Trust (£1.0m).

Note D: Funds received/(paid) on GUS group balances are before non-cash movements as shown in the reconciliation of net cash flow to movement in net funds.

Burberry Group plc

Interim Results

Group cash flow statements (continued)

Reconciliation of operating profit to net cash inflow from operating activities

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	£m	£m
Operating profit before goodwill amortisation and exceptional items	55.1	41.6	90.3
Depreciation charge	6.9	5.7	14.0
(Profit)/loss on disposal of fixed assets	-	(0.1)	0.2
Increase in stocks	(2.0)	(11.6)	(7.0)
Increase in debtors	(25.3)	(22.5)	(5.2)
Increase/(decrease) in creditors	5.5	4.3	(2.2)
Net cash inflow from operating activities	**40.2**	**17.4**	**90.1**

Reconciliation of net cash flow to movement in net funds

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	£m	£m
Increase/(decrease) in cash	5.9	(0.6)	11.0
Cash (inflow)/outflow from movement in external borrowings	(21.2)	(5.7)	2.6
Cash outflow from movement in liquid resources	6.1	-	2.4
(Decrease)/increase in GUS group balances	(195.6)	(9.8)	12.7
Movement in net funds resulting from cash flows	(204.8)	(16.1)	28.7
Non-cash movements on GUS group balances			
– tax and interest	(24.8)	(1.6)	(0.2)
– waiver	37.6	-	-
Exchange movements	(9.3)	(2.3)	0.1
Movement in net funds	(201.3)	(20.0)	28.6
Net funds at beginning of period	213.6	185.0	185.0
Net funds at end of period	**12.3**	**165.0**	**213.6**

Analysis of net funds

	As at 30 September 2002	As at 30 September 2001	As at 31 March 2002
	£m	£m	£m
Cash and short term deposits less unsecured bank loans and overdrafts	40.3	15.5	29.5
Debt due within one year	(9.8)	(10.4)	(8.2)
Debt due after more than one year	(18.2)	(5.9)	-
GUS group balances (pre flotation)	-	165.8	192.3
Net funds at end of period	**12.3**	**165.0**	**213.6**

Burberry Group plc

Interim Results

Notes to the interim financial statements
for the six months ended 30 September 2002

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 March 2002. The financial information for the twelve months ended 31 March 2002 has been extracted from the Listing Particulars of Burberry Group plc ("the Company"), dated 12 July 2002. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers, and their report is set out on page 26.

The financial information has been prepared by consolidating or combining the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the year ended 31 March 2002 and the six months ended 30 September 2002 and 2001. Up to 31 March 2002, the individual financial returns were prepared for GUS group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. On flotation Burberry Group was reorganised, as described below, and a legal statutory group was formed. As a consequence a full consolidation has been prepared for the six months ended 30 September 2002.

Up until flotation Burberry Group was a member of the GUS group, and relied on other GUS group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, insurance and insurance management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with Burberry Group. On flotation these arrangements were formalised; the cost impact on Burberry Group of these formalised arrangements is not expected to be material.

The tax charges for the year ended 31 March 2002 and six months ended 30 September 2001 were determined based on the tax charges recorded by Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS group consolidation purposes. The tax charges recorded in the profit and loss account up to 31 March 2002 have been affected by the taxation arrangements within the GUS group, and are not necessarily representative of the tax charges that would have been reported had Burberry Group been an independent group. The tax charges recorded in the six months ended 30 September 2002 are based on the estimated tax charge for the full year and reflect the impact of the reorganisation.

Interest income and expense, as well as the foreign currency loss on loans with GUS (pre flotation) recorded in the profit and loss account for all periods, have been affected

1. Basis of preparation (cont.)

by the financing arrangements within GUS group, and are not necessarily representative of the amounts that would have been reported had Burberry Group been independent. The rate of interest applying to funding accounts within GUS group was determined by GUS plc. Until flotation these arrangements remained in place. Since that date, funding arrangements and interest rate risk has been managed by Burberry Group.

Prior to flotation, Burberry Group was not a separate legal group, and it is not meaningful to show share capital or an analysis of reserves for Burberry Group prior to this date. On flotation, Burberry Group became a separate legal group, therefore from that date it is appropriate to include an analysis of Shareholders' funds on the face of the balance sheet.

Prior to flotation the net assets of Burberry Group are represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group have been reflected as movements in "GUS investment in Burberry Group".

Prior to flotation the GUS investment in Burberry Group comprised:

a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities have been transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;
b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and
c) Share capital and reserves of Burberry Group companies.

In the combined cash flow statements up to 31 March 2002, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS group companies on behalf of Burberry Group. The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' funds/ GUS investment in Burberry Group", the "Group cash flow statements", the "Reconciliation of net cash flow to movement in net funds" and in the "Analysis of net funds".

Burberry Group Reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group plc (the "Company") directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with FRS 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

1. Basis of preparation (cont.)

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would attribute the Premium to goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of the Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's ordinary shares to trading by the London Stock Exchange. This other reserve will be classified as distributable once all the Company's creditors in existence on 17 July 2002 have been settled fully. A capital reserve of £6.6m was also created as part of the reorganisation.

Acquisitions

The results of undertakings acquired during the period are included in the financial information from the effective date of acquisition. On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses after the date of acquisition are dealt with in the profit and loss account.

In accordance with Generally Accepted Accounting Practice in the United Kingdom, turnover and operating profit for the year ended 31 March 2002 has been reclassified to include turnover and operating profit from acquisitions which occurred in that year as part of turnover and operating profit from continuing operations.

Burberry Group plc

Interim Results

2. Segmental analysis

(i) Geographical analysis – turnover by destination

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	£m	£m
Europe	148.5	143.2	286.7
North America	58.4	45.9	110.5
Asia Pacific	64.4	47.5	100.1
Other	2.4	0.8	1.9
Total	**273.7**	**237.4**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in the Asia Pacific region by £4.1m in the six months ended 30 September 2002.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased turnover in the Asia Pacific region by £12.5m in the six months ended 30 September 2002.

(ii) Class of business - turnover by class of business

	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002
	£m	£m	£m
Wholesale	160.9	148.9	288.8
Retail	85.6	64.7	156.9
Wholesale and Retail	**246.5**	**213.6**	**445.7**
Licence	**27.2**	**23.8**	**53.5**
Total	**273.7**	**237.4**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in Wholesale and Retail by £4.1m in the six months ended 30 September 2002.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2002 increased turnover in Wholesale and Retail by £13.1m and reduced Licence turnover by £0.6m in the six months ended 30 September 2002.

Burberry Group plc

Interim Results

2. Segmental analysis (cont.)
(ii) Class of business - turnover by class of business (cont)

An analysis of turnover by product category is shown below:

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Turnover analysis by product category			
Womenswear	91.5	78.4	165.2
Menswear	77.2	72.6	149.4
Accessories	75.5	59.8	125.8
Other	2.3	2.8	5.3
Wholesale and Retail	246.5	213.6	445.7
Licence	27.2	23.8	53.5
Total turnover	**273.7**	**237.4**	**499.2**
Number of directly operated stores, concessions and outlets open at period end	124	60	69

The acquisition of the business in Korea on 1 July 2002 increased the number of directly operated concessions by 46 and outlets by 1 as at the date of acquisition with a further 3 concessions opened between that date and 30 September 2002.

(iii) Class of business – analysis of profit before taxation

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Wholesale and Retail	31.4	20.7	42.7
Licence	23.7	20.9	47.6
	55.1	**41.6**	**90.3**
Net interest (expense)/income	(1.0)	0.2	(0.5)
Foreign exchange loss on GUS loans (pre flotation)	(2.3)	(2.0)	(0.1)
Profit before amortisation of goodwill, exceptional items and taxation	**51.8**	**39.8**	**89.7**
Goodwill amortisation – Wholesale and Retail	(2.9)	(2.4)	(4.9)
Exceptional items – Wholesale and Retail	(17.3)	-	-
Exceptional items – Licence	(4.9)	-	-
Profit on ordinary activities before taxation	**26.7**	**37.4**	**84.8**

2. Segmental analysis (cont.)

The results above are stated after the reallocation of certain costs. The Wholesale and Retail business is managed in an integrated manner and internal trading between these operations is not on a third-party basis. The directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

The acquisition of the business in Korea in the six months ended 30 September 2002 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £0.8m.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £8.0m and reduced Licence profit before interest, goodwill amortisation, exceptional items and taxation by £0.6m in the six months ended 30 September 2002.

3. Exceptional items

The exceptional charge consists of the following amounts:

	£'m
Granting of awards under the management Restricted Share Plan (the "RSP")	18.6
Employers' National Insurance liability arising on the RSP awards	2.2
Shares gifted to employees under the All Employee Share Plan	1.0
Other costs	0.4
	22.2

The associated tax credit relating to these exceptional items is £6.4m.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP. The cost of granting options under the RSP is equal to the amount by which the fair value of ordinary shares exceeds the exercise price at the date of grant of options. As the exercise price of these options is nil, the cost of granting options under the RSP equals the fair value of ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share). This cost has been recognised in the profit and loss account as no performance criteria are attached to these options. The total cost of the RSP (£18.6m) does not give rise to a reduction in net assets as there is a compensating entry to the capital reserve reflecting the anticipated issue of new ordinary shares. As no further awards will be made under the RSP, the consolidated profit and loss account of Burberry Group in future years will not be affected by the RSP.

The employers' National Insurance liability (or overseas equivalent) arising in respect of the RSP will become payable when the options are exercised by the individual employee. The basis of the exceptional charge recorded in the profit and loss account (£2.2m) is the employers' National Insurance (or overseas equivalent) arising on the fair value of the ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share).

3. Exceptional items (cont)

In addition, shares with a value totalling £1.0m were gifted to Burberry Group employees under an All Employee Share Plan. The cost of this gift has been recognised immediately as no performance criteria are attached.

All shares held in respect of the All Employee Share Plan and National Insurance liabilities (or overseas equivalent) are held in an Employee Share Ownership Trust ("ESOT").

4. Taxation

The effective rate of tax, before amortisation of goodwill and exceptional items, is based on the estimated tax charge for the full year at a rate of 33% (2001: 31%).

The tax charge in the six months to 30 September 2002 is treated as being wholly current, with no deferred element.

5. Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of ordinary shares in issue during the period.

Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the RSP.

	Six months to 30 September 2002 *£m*	**Six months to 30 September 2001** *£m*	**Year to 31 March 2002** *£m*
Earnings before amortisation of goodwill and exceptional items	34.7	27.3	61.4
Effect of amortisation of goodwill	(2.9)	(2.4)	(4.9)
Effect of exceptional items	(15.8)	-	-
Profit after taxation	**16.0**	**24.9**	**56.5**

The weighted average number of ordinary shares represents the number of Burberry Group plc ordinary shares in issue at flotation, excluding ordinary shares held in the Company's ESOT.

For the periods prior to flotation the weighted average number of ordinary shares has been taken as the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT).

Diluted earnings per share for the relevant financial period is based on the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT), together with the awards made under the RSP which will have a dilutive effect when exercised.

5. Earnings per share (cont.)

	Six months to 30 September 2002 millions	Six months to 30 September 2001 millions	Year to 31 March 2002 millions
Weighted average number of ordinary shares in issue during the period	498.2	498.2	498.2
Dilutive effect of the RSP	8.1	8.1	8.1
Diluted weighted average number of ordinary shares in issue during the period	506.3	506.3	506.3

Basic earnings per share

	Six months to 30 September 2002 *pence*	Six months to 30 September 2001 *pence*	Year to 31 March 2002 *pence*
Basic earnings per share before amortisation of goodwill and exceptional items	**7.0**	**5.5**	**12.3**
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.2)	-	-
Basic earnings per share after amortisation of goodwill and exceptional items	**3.2**	**5.0**	**11.3**

Diluted earnings per share

	Six months to 30 September 2002 *pence*	Six months to 30 September 2001 *pence*	Year to 31 March 2002 *pence*
Diluted earnings per share before amortisation of goodwill and exceptional items	**6.9**	**5.4**	**12.1**
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.1)	-	-
Diluted earnings per share after amortisation of goodwill and exceptional items	**3.2**	**4.9**	**11.1**

6. Dividend

On 14 June 2002, prior to flotation, Burberry Group paid a dividend of £219.0 million to GUS group as part of the Burberry Group reorganisation (see note 1).

The interim dividend of 1p per share will be paid on 5 February 2003 to shareholders on the Register at the close of business on 24 January 2003.

7. Foreign currency

	Average			Closing		
	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002	As at 30 September 2002	As at 30 September 2001	As at 31 March 2002
The principal exchange rates used were as follows:						
US dollar	1.51	1.43	1.43	1.57	1.47	1.43
Euro	1.59	1.62	1.62	1.59	1.61	1.64
Hong Kong dollar	11.77	-	11.16	12.23	-	11.12
Korean won	1,855	-	-	1,919	-	-

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately twelve months in advance of royalty receipts, was Yen 172.48: £1 in the six months ended 30 September 2002 (2001: Yen 159.70: £1).

8. Debtors

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Trade debtors	99.5	87.9	77.7
Other debtors	7.3	1.4	1.5
Prepayments and accrued income	14.6	16.4	12.1
Balances owed by GUS group	2.3	3.5	0.3
Deferred tax assets	10.4	8.5	7.8
Total	**134.1**	**117.7**	**99.4**

The deferred tax assets at 30 September 2002 and 2001 reflect the asset recorded at the immediately preceding 31 March, adjusted for any deferred tax arising on acquisitions which occurred in the relevant six month period and foreign currency movements.

9. Creditors – amounts falling due within one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	9.8	10.4	8.2
Unsecured:			
Bank loans and overdrafts	0.3	2.0	0.7
Trade creditors	22.7	26.8	27.0
External dividend payable	1.1	-	-
Dividend payable to GUS group	3.9	-	-
Balances owed to GUS group	0.9	0.3	0.3
Corporation tax	10.7	23.0	28.9
Other taxes and social security costs	4.3	5.6	4.0
Other creditors	18.8	19.8	17.0
Accruals and deferred income	48.5	34.9	37.3
Deferred consideration for acquisitions	2.5	-	2.5
Total	**123.5**	**122.8**	**125.9**

The secured bank loans relate to a retail freehold property and specific trade debtors.

10. Creditors – amounts falling due after more than one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	-	5.9	-
Unsecured:			
Bank loans	18.2	-	-
Other creditors	5.1	2.3	3.1
Deferred consideration for acquisitions	30.1	17.9	20.0
Total	**53.4**	**26.1**	**23.1**

The secured bank loans relate to a retail freehold property.

11. Redeemable preference share capital

Called up redeemable preference share capital was issued prior to flotation and is held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's ordinary shares once the total dividend on those ordinary shares that has been paid in any financial year reaches £100,000 per ordinary share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full.

Burberry Group plc

Interim Results

Independent review report to Burberry Group plc

Introduction
We have been instructed by Burberry Group plc ("the Group") to review the financial information which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in shareholders' funds/GUS investment in Burberry Group, the Group balance sheet, the Group cash flow statement and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the combined financial information included in the Listing Particulars of Burberry Group plc dated 12 July 2002, except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
London

18 November 2002

Burberry Group plc

Interim Results

Shareholder Information

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information
The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service, telephone: 0906 843 2740 (calls charged at 60p per minute).

Internet
A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com.

Financial calendar for the year ended 31 March 2002

Third quarter trading update	13 January 2003
Interim dividend record date	24 January 2003
Interim dividend to be paid	5 February 2003
Second half trading update	15 April 2003
Preliminary announcement of results for the year to 31 March 2003	22 May 2003
Annual General Meeting	15 July 2003

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

82-34691

03 JAN 14

BURBERRY

Interim Report
Six months ended
30 September 2002



Contents

Highlights 2
Chief Executive's review 3
Financial review 5
Group profit and loss accounts 10
Statement of total recognised gains and losses 11
Reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group 11
Group balance sheets 12
Group cash flow statements 13
Reconciliation of operating profit to net cash inflow from operating activities 14
Reconciliation of net cash flow to movement in net funds 14
Analysis of net funds 14
Notes to the interim financial statements 15
Independent review report to Burberry Group plc 27
Shareholder information 28

Highlights

- EBITA* increased by 32% to £55.1 million
- EBITA margin expanded from 17.5% to 20.1%
- Gross profit margin increased from 47.8% to 55.7%
- Total revenues increased by 15% (9% underlying**) as previously reported:
  - Retail sales up 32%, 17% underlying
  - Wholesale sales increased 8%
  - Licensing revenue up 14%
- Interim dividend of 1p per ordinary share declared

*EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

**Underlying figures are calculated at constant exchange rates and exclude the impact of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

Chief Executive's review

The first half of fiscal 2002/03 marks an important chapter in the history of Burberry – one in which we advanced the strategic agenda we set for the business, continued to improve our financial performance and completed an initial public offering on the London Stock Exchange. Importantly, we continue to focus on the long term, identifying opportunities to leverage the power of our brand and build the management team.

Strategy

We made solid progress in executing our key growth initiatives by product, region and channel of distribution during the first half:

- In product, we continued to increase the accessories penetration to 28% of turnover versus 25% in the prior period. Womenswear continues to be a critical component in the modernisation of the brand, delivering 17% volume growth and constituting one-third of revenue for the period. Menswear experienced improved results responding to new product and merchandising initiatives implemented over the past year. The strategically important Prorsum runway collections for women and men were highly acclaimed with world-wide press coverage. Additionally, new categories were developed, including a collection of watches that will launch in our stores this autumn.

- In the regions, our focus on the US resulted in 27% revenue growth versus the prior year, driven by strong improvement in both the retail and wholesale channels. In Asia, with the acquisition of our Korea distributor in July, we completed an important step in our strategy of bringing the majority of Burberry's non-Japan Asia business under direct operating control. We are now integrating these recently acquired businesses into Burberry and building our management team in the region. Europe experienced moderate growth during the period with soft domestic demand in Germany and reduced volumes associated with Burberry's strategic repositioning in the Spanish market more than offset by growth in other markets, particularly the UK.

- We continued to execute our multi-channel distribution approach. In retail, Burberry opened five stores during the period, including two in the US, one in Asia and two in Europe. Our Barcelona flagship, which opened in August, is contributing significantly to the brand's repositioning in Spain. During the first half, we were also preparing for important store openings in October and November. These stores are now open, including our 24,000 square foot New York flagship store on East 57th Street, which presents the most comprehensive expression of our brand to date. Wholesale continued to progress as we intensified our business with key customers. In licensing, performance in Japan was excellent, aided by our efforts in co-ordinating and enhancing brand consistency in that market.

Chief Executive's review (continued)

Financial performance and outlook

Burberry achieved strong financial performance during the first half. Turnover grew by 15% to £274 million. EBITA before IPO-related items increased by 32% to £55.1 million. Underpinning this growth was EBITA margin expansion from 17.5% to 20.1%. These gains were driven primarily by the integration of our Asia acquisitions, reduced markdown costs and favourable product and channel shifts. This strong financial performance is notable in light of the challenging trading conditions globally.

Turning to the full year outlook, further retail expansion is underway in line with our strategy. On the basis of orders received to date, we anticipate that the aggregate Spring/Summer 2002/03 wholesale order book will show single digit growth over the prior year. A reduced rate of licensee volume growth in Japan over the balance of the financial year is expected; royalty revenues will also continue to be affected by depreciation of the Yen/Sterling exchange rate and the termination and absorption into wholesale operations of certain product licenses.

Burberry will provide a trading update on third quarter sales on January 13, 2003.

IPO

Burberry completed its initial public offering in July in the midst of one of the most volatile equity markets in recent memory. During its first reporting period as a public company, Burberry delivered fully on the strategic and financial expectations set during the IPO process.

Summary

Our strong sales and profit growth was driven by our initiatives across key product categories, targeted geographies and multiple distribution channels. This achievement was underpinned by the dedication of our management team, the efforts of our licensee partners and the support of our wholesale customers. Looking forward, our confidence in our strategy is reflected by the openings this month of our New York and Knightsbridge flagships. Mindful of the difficult and uncertain trading environment, we remain focussed on and committed to implementing our ongoing growth initiatives.

Rose Marie Bravo
Chief Executive

Financial review

Group profit and loss accounts

	Six months to 30 September 2002					
	Results before IPO-related items £m	% of turnover	IPO-related items £m	Total £m	Six months to 30 September 2001 £m	% of turnover
Turnover						
Wholesale	160.9	58.8%	–	160.9	148.9	62.7%
Retail	85.6	31.3%	–	85.6	64.7	27.3%
License	27.2	9.9%	–	27.2	23.8	10.0%
Total turnover from continuing operations	**273.7**	**100.0%**	**–**	**273.7**	**237.4**	**100.0%**
Cost of sales	(121.1)	(44.2%)	–	(121.1)	(123.8)	(52.1%)
Gross profit	**152.6**	**55.7%**	**–**	**152.6**	**113.6**	**47.8%**
Net operating expenses	(97.5)	(35.6%)	–	(97.5)	(72.0)	(30.3%)
EBITA	**55.1**	**20.1%**	**–**	**55.1**	**41.6**	**17.5%**
Goodwill amortisation	(2.9)	(1.1%)	–	(2.9)	(2.4)	(1.0%)
Employee share ownership plans	–	–	(22.2)	(22.2)	–	–
Profit before interest and taxation	**52.2**	**19.1%**	**(22.2)**	**30.0**	**39.2**	**16.5%**
Net interest expense	(1.0)	(0.4%)	–	(1.0)	0.2	0.1%
Currency loss on GUS loans (pre flotation)	–	–	(2.3)	(2.3)	(2.0)	(0.8%)
Profit on ordinary activities before taxation	**51.2**	**18.7%**	**(24.5)**	**26.7**	**37.4**	**15.8%**

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through our directly operated store network. At 30 September 2002, the company operated 124 retail locations consisting of 45 Burberry stores, 59 concessions (including the 46 concessions added in July 2002 as part of the acquisition of the operations of our Korean distributor) and 20 outlet stores. License revenue consists of royalties receivable from our Japanese and product licensing partners.

Financial review (continued)

Comparison of the six months ended 30 September 2002 to the six months ended 30 September 2001

Burberry Group has completed three significant transactions which affect the comparability of results for the six months ended 30 September 2002 relative to the six months ended 30 September 2001. On 31 December 2001, the company purchased the operations and certain assets of our primary distributors in Asia, which largely operated as wholesale businesses. On 1 July 2002, the company purchased the operations and certain assets of our distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store at acquisition date. These acquisitions are referred to as the "Asia acquisitions". On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange.

Turnover

Total turnover advanced to £273.7m from £237.4m in the comparative period, representing an increase of 15% (17% at constant exchange rates), or 9% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions).

Total retail sales increased by 32% in the first half to £85.6m, boosted by the contribution from 4 stores, 49 concessions and one outlet added as part of the Asia acquisitions. On an underlying basis, retail sales increased by 17%, driven by gains at existing stores and by sales from newly opened stores. During the first half, the company opened five stores, including a flagship store in Barcelona, three Burberry stores (in Heathrow Airport, Hong Kong and Florida), as well as one outlet store.

Total wholesale sales advanced 8% to £160.9m during the first half. On an underlying basis, Burberry Group's 2002/03 Autumn/Winter wholesale orders were largely unchanged from the prior year. The 8% increase in sales reflects a 4% gain attributable to earlier delivery of autumn product relative to the comparative period and a 4% growth due to the Asia acquisitions.

Licensing revenues in the first half increased by 14% (21% at constant exchange rates), driven by strong growth in Japanese royalties reflecting double digit volume gains and increases in certain royalty rates.

On a geographic basis, the company experienced strong growth in the US, driven by both wholesale and retail operations, accompanied by more moderate underlying gains in Asia and Europe.

Operating profit

Gross profit as a percentage of turnover expanded to 55.7% in the period from 47.8% in the comparative period. Approximately half of this increase was attributable to the Asia acquisitions. Other factors driving this increase include reduced markdown expense on excess stock – partly reflecting better stock management – as well as higher gross margin helped by an improving mix in terms of both product and distribution channels.

Financial review (continued)

Operating expenses as a percentage of turnover rose to 35.6% from 30.3% in the comparative period, reflecting expansion and investment across the business. The Asia acquisitions were an important factor behind the increase. Expansion of Burberry Group's retail activities, including pre-trading costs associated with store development, also represented a significant element of the increase. In addition, expenses as a percentage of sales were affected by the company's continued investment in infrastructure to support growth objectives and its status as a listed company.

Goodwill amortisation increased to £2.9m from £2.4m in the comparative period as a result of additional goodwill arising in respect of the Asia acquisitions.

As a result of these factors, EBITA increased by 32% to £55.1m, or 20.1% of turnover from 17.5% in the comparative period. Profit before interest and tax and IPO-related items increased 33% to £52.2m, or 19.1% of turnover.

Net interest expense

Net interest expense was £1.0m in the six months to September 2002. Although the company has maintained net cash deposits in the period since IPO, net interest expense has continued to be incurred as a result of differential interest rates on borrowings and cash balances.

IPO-related items

In connection with the initial public offering, the company incurred a £22.2m exceptional charge in the six months to 30 September 2002 largely related to its employee share ownership plans. This included £18.6m arising in respect of the management Restricted Share Plan (the RSP); this charge does not represent a cash outflow to Burberry Group and does not give rise to a reduction in net assets as there is a compensating increase in the capital reserve account within Shareholders' funds. As no further awards will be made under the RSP, the consolidated profit and loss account will not be affected in future periods.

During the six months to 30 September 2002, the company also incurred a £2.3 million foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation

As a result of the above factors, Burberry Group reported profit before taxation (after IPO-related charges) of £26.7 million in the six months to 30 September 2002.

Profit after taxation

Burberry Group anticipates a 33% tax rate on profit before amortisation of goodwill and exceptional items for the full financial year. On this basis, the company estimates a tax charge of £10.7m for the first half after taking account of £7.2m of tax relief attributable to IPO-related items.

Financial review (continued)

Excluding IPO-related items, profit after taxation would have been £33.3 million during the period.

During the period, the company had 498.2 million and 506.3 million ordinary shares in issue on average for the purposes of calculating basic and diluted earnings per share respectively; 1.8 million ordinary shares held by the company's Employee Share Ownership Trust are excluded for the purposes of this calculation. Diluted earnings per ordinary share excluding IPO-related items would have been 6.6 pence.

Liquidity and Capital Resources

Historically, the company's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flows from operations and financing from GUS group.

The table below sets out the principal components of our cash flow for the six month periods ended 30 September 2002 and 30 September 2001:

	6 months ended 30 September 2002 £m	6 months ended 30 September 2001 £m
Operating profit before interest, taxation, goodwill amortisation and IPO-related items	55.1	41.6
Depreciation charge	6.9	5.7
Loss on disposal of fixed assets	–	(0.1)
Increase in stocks	(2.0)	(11.6)
Increase in debtors	(25.3)	(22.5)
Increase in creditors	5.5	4.3
Net cash inflow from operating activities	**40.2**	**17.4**
Net interest paid	(0.6)	(0.1)
Taxation paid	(10.7)	(9.3)
Capital expenditure and financial investment	(33.7)	(24.1)
Acquisition of Korean business	(20.5)	–
Net cash outflow before IPO-related and financing items	**(25.3)**	**(16.1)**

Net cash flow from operating activities increased to £40.2 million in the half year ended 30 September 2002 from £17.4 million in the comparative period. Stock grew moderately relative to sales, partly as a result of better shipping performance to wholesale customers and improved stock management. The increase in debtors principally reflects seasonal growth in trade receivables.

Financial review (continued)

Net cash outflow from capital expenditure and financial investment included £30.7m spent on fixed assets, largely reflecting investment in Burberry Group's retail operations. It also included a £3.1 million investment in the company's own shares for the Employee Share Option Trust.

Net cash outflow for acquisition purposes in the period was £20.5 million attributable to the initial purchase cost of the operations and certain assets of Burberry's Korea distributor.

The net cash flow for Burberry Group for the six months to 30 September 2002 was also impacted by IPO-related and financing movements prior to the flotation. Such movements are included in the financial statements and are explained under Note 1 "Burberry Group Reorganisation". Their net effect was to leave the company with net cash balances of approximately £10 million immediately following the flotation. At 30 September 2002 the company had net cash balances of some £12.3m.

An interim dividend of 1 pence per share (costing £5.0 million in total) will be payable on 5 February 2003.

Group profit and loss accounts

	Note	Six months to 30 September 2002 – Before goodwill amortisation, exceptional items and pre flotation dividend £m	Six months to 30 September 2002 – Goodwill amortisation, exceptional items and pre flotation dividend £m	Six months to 30 September 2002 – Total £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Turnover						
Continuing operations		269.6	–	269.6	237.4	499.2
Acquisition		4.1	–	4.1	–	–
Total turnover from continuing operations	2	**273.7**	**–**	**273.7**	**237.4**	**499.2**
Cost of sales		(121.1)	–	(121.1)	(123.8)	(248.1)
Gross profit		**152.6**	**–**	**152.6**	**113.6**	**251.1**
Net operating expenses:						
– distribution and administration	3	(97.5)	(22.2)	(119.7)	(72.0)	(160.8)
– goodwill amortisation		–	(2.9)	(2.9)	(2.4)	(4.9)
Total operating profit on ordinary activities before interest and taxation		**55.1**	**(25.1)**	**30.0**	**39.2**	**85.4**
Continuing operations		54.3	(24.8)	29.5	39.2	85.4
Acquisition		0.8	(0.3)	0.5	–	–
Operating profit		55.1	(25.1)	30.0	39.2	85.4
Interest and similar income		1.1	–	1.1	3.2	5.0
Interest expenses and similar charges		(2.1)	–	(2.1)	(3.0)	(5.5)
Foreign currency loss on loans with GUS group (pre flotation)		(2.3)	–	(2.3)	(2.0)	(0.1)
Profit on ordinary activities before taxation	2	**51.8**	**(25.1)**	**26.7**	**37.4**	**84.8**
Tax on profit on ordinary activities	4	(17.1)	6.4	(10.7)	(12.5)	(28.3)
Profit on ordinary activities after taxation		**34.7**	**(18.7)**	**16.0**	**24.9**	**56.5**
Dividend – to GUS group pre flotation	6	–	(219.0)	(219.0)	–	–
Dividend – interim	6	(5.0)	–	(5.0)	–	–
Retained profit/(loss) for the period		**29.7**	**(237.7)**	**(208.0)**	**24.9**	**56.5**

	Note	Before goodwill amortisation, exceptional items and pre flotation dividend	Goodwill amortisation, exceptional items and pre flotation dividend	Total	Six months to 30 September 2001	Year to 31 March 2002
Pence per share	5					
Earnings						
– basic		7.0p	(3.8p)	3.2p	5.0p	11.3p
– diluted		6.9p	(3.7p)	3.2p	4.9p	11.1p
Earnings before goodwill amortisation and exceptional items						
– basic				7.0p	5.5p	12.3p
– diluted				6.9p	5.4p	12.1p
Interim dividend				1.0p		

Statement of total recognised gains and losses

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Retained (loss)/profit for the period	(208.0)	24.9	56.5
Impact of currency translation differences	(5.2)	(1.9)	(1.3)
Total recognised gains and losses for the period	**(213.2)**	**23.0**	**55.2**

Reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Profit on ordinary activities after taxation	16.0	24.9	56.5
Dividend – to GUS group pre flotation	(219.0)	–	–
Dividend – interim	(5.0)	–	–
Retained (loss)/profit for the period	(208.0)	24.9	56.5
Currency translation differences	(5.2)	(1.9)	(1.3)
Pre-flotation			
Issue of preference share capital	0.8	–	–
Issue of ordinary share capital	486.7	–	–
Deemed distribution arising on reorganisation	(704.1)	–	–
Capital reserve arising on reorganisation	6.6	–	–
Movement of GUS group balances	433.3	11.4	(12.5)
On and post flotation			
Issue of ordinary share capital	250.5	–	–
Repayment of GUS group balances	(250.5)	–	–
Waiver of GUS group balances	37.6	–	–
Capital reserve arising on Restricted Share Plan	18.6	–	–
Net addition to Shareholders' funds/GUS investment in Burberry Group	66.3	34.4	42.7
Opening Shareholders' funds/GUS investment in Burberry Group	282.4	239.7	239.7
Closing Shareholders' funds/GUS investment in Burberry Group	**348.7**	**274.1**	**282.4**

Group balance sheets

	Note	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Fixed assets				
Intangible assets		121.1	92.9	95.8
Tangible fixed assets		144.4	117.0	124.4
Investment		0.1	0.1	0.1
		265.6	210.0	220.3
Current assets				
Stock		86.1	84.5	82.3
Debtors	8	134.1	117.7	99.4
Cash and short term deposits		40.6	17.5	30.2
		260.8	219.7	211.9
Creditors – amounts falling due within one year	9	(123.5)	(122.8)	(125.9)
Net current assets		**137.3**	**96.9**	**86.0**
Total assets less current liabilities		402.9	306.9	306.3
Creditors – amounts falling due after more than one year	10	(53.4)	(26.1)	(23.1)
Provisions for liabilities and charges		(0.8)	(6.7)	(0.8)
Net assets		**348.7**	**274.1**	**282.4**
Called up ordinary share capital		0.3	–	–
Share premium account		122.2	–	–
Revaluation reserve		24.7	–	–
Capital reserve		46.9	–	–
Other reserve[A]		704.1	–	–
Profit and loss account[A]		(550.3)	–	–
Equity Shareholders' funds		347.9	–	–
Called up preference share capital	11	0.8	–	–
Total Shareholders' funds		**348.7**	**–**	**–**
GUS investment in Burberry Group		**–**	**274.1**	**282.4**

Note A: The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc as at the date of the capital reduction have been settled fully.

The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group prior to flotation (See Note 1 "Burberry Group Reorganisation"). This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on the Company's accumulated profit and loss account. As at 30 September 2002 the profit and loss account of Burberry Group plc was £133.6m (2001: £148.3m).

Group cash flow statements

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Net cash inflow from operating activities	**40.2**	**17.4**	**90.1**
Returns on investments and servicing of finance			
Interest received	0.2	0.3	0.5
Interest paid	(0.8)	(0.4)	(0.9)
Net cash outflow from returns on investments and servicing of finance	(0.6)	(0.1)	(0.4)
Taxation paid	**(10.7)**	**(9.3)**	**(17.6)**
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets	(30.7)	(24.2)	(39.4)
Sale of tangible fixed assets	0.1	0.1	0.5
Purchase of own shares	(3.1)	–	–
Net cash outflow from capital expenditure and financial investment	(33.7)	(24.1)	(38.9)
Acquisitions			
Purchase of businesses	(20.5)	–	(4.5)
Net cash outflow from acquisitions	(20.5)	–	(4.5)
Equity dividends paid to GUS group (pre flotation)	**(219.0)**	**–**	**–**
Deemed distribution arising on reorganisation[B]	(697.5)	–	–
Net cash (outflow)/inflow before management of liquid resources and financing	**(941.8)**	**(16.1)**	**28.7**
Management of liquid resources			
Increase in short-term deposits with banks	(6.1)	–	(2.4)
Net cash outflow from management of liquid resources	(6.1)	–	(2.4)
Financing			
Issue of ordinary share capital (on flotation)[C]	249.5	–	–
Issue of ordinary shares to GUS group (pre flotation)	486.7	–	–
Issue of preference shares to GUS group (pre flotation)	0.8	–	–
Increase/(decrease) in external borrowings	21.2	5.7	(2.6)
Funds received/(paid) on GUS group balances (pre flotation)[D]	446.1	9.8	(12.7)
Settlement of GUS group balances (on flotation)	(250.5)	–	–
Decrease/(increase) in GUS group balances	195.6	9.8	(12.7)
Net cash inflow/(outflow) from financing	**953.8**	**15.5**	**(15.3)**
Increase/(decrease) in cash during the period	**5.9**	**(0.6)**	**11.0**

Note B: Deemed distribution arising on reorganisation (£704.1m) net of capital reserve arising on reorganisation (£6.6m).

Note C: Issue of ordinary share capital on flotation is stated net of shares issued directly to the Employee Share Ownership Trust (£1.0m).

Note D: Funds received/(paid) on GUS group balances are before non-cash movements as shown in the reconciliation of net cash flow to movement in net funds.

Reconciliation of operating profit to net cash inflow from operating activities	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Operating profit before goodwill amortisation and exceptional items	55.1	41.6	90.3
Depreciation charge	6.9	5.7	14.0
(Profit)/loss on disposal of fixed assets	–	(0.1)	0.2
Increase in stocks	(2.0)	(11.6)	(7.0)
Increase in debtors	(25.3)	(22.5)	(5.2)
Increase/(decrease) in creditors	5.5	4.3	(2.2)
Net cash inflow from operating activities	**40.2**	**17.4**	**90.1**

Reconciliation of net cash flow to movement in net funds	£m	£m	£m
Increase/(decrease) in cash	5.9	(0.6)	11.0
Cash (inflow)/outflow from movement in external borrowings	(21.2)	(5.7)	2.6
Cash outflow from movement in liquid resources	6.1	–	2.4
(Decrease)/increase in GUS group balances	(195.6)	(9.8)	12.7
Movement in net funds resulting from cash flows	(204.8)	(16.1)	28.7
Non-cash movements on GUS group balances			
– tax and interest	(24.8)	(1.6)	(0.2)
– waiver	37.6	–	–
Exchange movements	(9.3)	(2.3)	0.1
Movement in net funds	(201.3)	(20.0)	28.6
Net funds at beginning of period	213.6	185.0	185.0
Net funds at end of period	**12.3**	**165.0**	**213.6**

Analysis of net funds	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Cash and short term deposits less unsecured bank loans and overdrafts	40.3	15.5	29.5
Debt due within one year	(9.8)	(10.4)	(8.2)
Debt due after more than one year	(18.2)	(5.9)	–
GUS group balances (pre flotation)	–	165.8	192.3
Net funds at end of period	**12.3**	**165.0**	**213.6**

Notes to the interim financial statements

1. Basis of preparation

The interim report comprises the unaudited results for the six months ended 30 September 2002 and 30 September 2001 and the audited results for the twelve months ended 31 March 2002. The financial information for the twelve months ended 31 March 2002 has been extracted from the Listing Particulars of Burberry Group plc ("the Company"), dated 12 July 2002. The interim financial statements are not audited and do not constitute statutory accounts. These financial statements have been formally reviewed by the Group's auditors, PricewaterhouseCoopers, and their report is set out on page 27.

The financial information has been prepared by consolidating or combining the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the year ended 31 March 2002 and the six months ended 30 September 2002 and 2001. Up to 31 March 2002, the individual financial returns were prepared for GUS group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. On flotation Burberry Group was reorganised, as described below, and a legal statutory group was formed. As a consequence a full consolidation has been prepared for the six months ended 30 September 2002.

Up until flotation Burberry Group was a member of the GUS group, and relied on other GUS group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, insurance and insurance management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with Burberry Group. On flotation these arrangements were formalised; the cost impact on Burberry Group of these formalised arrangements is not expected to be material.

The tax charges for the year ended 31 March 2002 and six months ended 30 September 2001 were determined based on the tax charges recorded by Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS group consolidation purposes. The tax charges recorded in the profit and loss account up to 31 March 2002 have been affected by the taxation arrangements within the GUS group, and are not necessarily representative of the tax charges that would have been reported had Burberry Group been an independent group. The tax charges recorded in the six months ended 30 September 2002 are based on the estimated tax charge for the full year and reflect the impact of the reorganisation.

Notes to the interim financial statements (continued)

1. Basis of preparation (continued)

Interest income and expense, as well as the foreign currency loss on loans with GUS (pre flotation) recorded in the profit and loss account for all periods, have been affected by the financing arrangements within GUS group, and are not necessarily representative of the amounts that would have been reported had Burberry Group been independent. The rate of interest applying to funding accounts within GUS group was determined by GUS plc. Until flotation these arrangements remained in place. Since that date, funding arrangements and interest rate risk has been managed by Burberry Group.

Prior to flotation, Burberry Group was not a separate legal group, and it is not meaningful to show share capital or an analysis of reserves for Burberry Group prior to this date. On flotation, Burberry Group became a separate legal group, therefore from that date it is appropriate to include an analysis of Shareholders' funds on the face of the balance sheet.

Prior to flotation the net assets of Burberry Group are represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group have been reflected as movements in "GUS investment in Burberry Group".

Prior to flotation the GUS investment in Burberry Group comprised:

(a) Assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities have been transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

(b) Loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

(c) Share capital and reserves of Burberry Group companies.

In the combined cash flow statements up to 31 March 2002, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS group companies on behalf of Burberry Group. The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group", the "Group cash flow statements", the "Reconciliation of net cash flow to movement in net funds" and in the "Analysis of net funds".

Burberry Group Reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in the Company directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in

Notes to the interim financial statements (continued)

1. Basis of preparation (continued)

accordance with FRS 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of Burberry Group post flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would attribute the Premium to goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of the Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's ordinary shares to trading by the London Stock Exchange. This other reserve will be classified as distributable once all the Company's creditors in existence on 17 July 2002 have been settled fully. A capital reserve of £6.6 million was also created as part of the reorganisation.

Acquisitions

The results of undertakings acquired during the period are included in the financial information from the effective date of acquisition. On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses after the date of acquisition are dealt with in the profit and loss account.

In accordance with Generally Accepted Accounting Practice in the United Kingdom, turnover and operating profit for the year ended 31 March 2002 has been reclassified to include turnover and operating profit from acquisitions which occurred in that year as part of turnover and operating profit from continuing operations.

Notes to the interim financial statements (continued)

2. Segmental analysis

(i) Geographical analysis – turnover by destination

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Europe	148.5	143.2	286.7
North America	58.4	45.9	110.5
Asia Pacific	64.4	47.5	100.1
Other	2.4	0.8	1.9
Total	**273.7**	**237.4**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in the Asia Pacific region by £4.1m in the six months ended 30 September 2002.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased turnover in the Asia Pacific region by £12.5m in the six months ended 30 September 2002.

(ii) Class of business – turnover by class of business

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Wholesale	160.9	148.9	288.8
Retail	85.6	64.7	156.9
Wholesale and Retail	**246.5**	**213.6**	**445.7**
Licence	**27.2**	**23.8**	**53.5**
Total	**273.7**	**237.4**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in Wholesale and Retail by £4.1m in the six months ended 30 September 2002.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased turnover in Wholesale and Retail by £13.1m and reduced Licence turnover by £0.6m in the six months ended 30 September 2002.

Notes to the interim financial statements (continued)

2. Segmental analysis (continued)

(ii) Class of business – turnover by class of business (continued)

An analysis of turnover by product category is shown below:

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Turnover analysis by product category			
Womenswear	91.5	78.4	165.2
Menswear	77.2	72.6	149.4
Accessories	75.5	59.8	125.8
Other	2.3	2.8	5.3
Wholesale and Retail	246.5	213.6	445.7
Licence	27.2	23.8	53.5
Total turnover	**273.7**	**237.4**	**499.2**
Number of directly operated stores, concessions and outlets open at period end	124	60	69

The acquisition of the business in Korea on 1 July 2002 increased the number of directly operated concessions by 46 and outlets by 1 as at the date of acquisition with a further 3 concessions opened between that date and 30 September 2002.

Notes to the interim financial statements (continued)

2. Segmental analysis (continued)

(iii) Class of business – analysis of profit before taxation

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Wholesale and Retail	31.4	20.7	42.7
Licence	23.7	20.9	47.6
	55.1	**41.6**	**90.3**
Net interest (expense)/income	(1.0)	0.2	(0.5)
Foreign exchange loss on GUS loans (pre flotation)	(2.3)	(2.0)	(0.1)
Profit before amortisation of goodwill, exceptional items and taxation	**51.8**	**39.8**	**89.7**
Goodwill amortisation – Wholesale and Retail	(2.9)	(2.4)	(4.9)
Exceptional items – Wholesale and Retail	(17.3)	–	–
Exceptional items – Licence	(4.9)	–	–
Profit on ordinary activities before taxation	**26.7**	**37.4**	**84.8**

The results above are stated after the reallocation of certain costs. The Wholesale and Retail business is managed in an integrated manner and internal trading between these operations is not on a third-party basis. The directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

The acquisition of the business in Korea in the six months ended 30 September 2002 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £0.8m.

The acquisition of businesses in Hong Kong, Singapore and Australia on 31 December 2001 increased profit before interest, goodwill amortisation, exceptional items and taxation in Wholesale and Retail by £8.0m and reduced Licence profit before interest, goodwill amortisation, exceptional items and taxation by £0.6m in the six months ended 30 September 2002.

Notes to the interim financial statements (continued)

3. Exceptional items

The exceptional charge consists of the following amounts:

	£m
Granting of awards under the management Restricted Share Plan (the "RSP")	18.6
Employers' National Insurance liability arising on the RSP awards	2.2
Shares gifted to employees under the All Employee Share Plan	1.0
Other costs	0.4
	22.2

The associated tax credit relating to these exceptional items is £6.4m.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP. The cost of granting options under the RSP is equal to the amount by which the fair value of ordinary shares exceeds the exercise price at the date of grant of options. As the exercise price of these options is nil, the cost of granting options under the RSP equals the fair value of ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share). This cost has been recognised in the profit and loss account as no performance criteria are attached to these options. The total cost of the RSP (£18.6m) does not give rise to a reduction in net assets as there is a compensating entry to the capital reserve reflecting the anticipated issue of new ordinary shares. As no further awards will be made under the RSP, the consolidated profit and loss account of Burberry Group in future years will not be affected by the RSP.

The employers' National Insurance liability (or overseas equivalent) arising in respect of the RSP will become payable when the options are exercised by the individual employee. The basis of the exceptional charge recorded in the profit and loss account (£2.2m) is the employers' National Insurance (or overseas equivalent) arising on the fair value of the ordinary shares at the date the options were granted (taken to be £2.30 per ordinary share).

In addition, shares with a value totalling £1.0m were gifted to Burberry Group employees under an All Employee Share Plan. The cost of this gift has been recognised immediately as no performance criteria are attached.

All shares held in respect of the All Employee Share Plan and National Insurance liabilities (or overseas equivalent) are held in an Employee Share Ownership Trust ("ESOT").

4. Taxation

The effective rate of tax, before amortisation of goodwill and exceptional items, is based on the estimated tax charge for the full year at a rate of 33% (2001: 31%).

The tax charge in the six months to 30 September 2002 is treated as being wholly current, with no deferred element.

Notes to the interim financial statements (continued)

5. Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of ordinary shares in issue during the period.

Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the group. The calculation of diluted earnings per share reflects the prospective dilutive effect of the RSP.

	Six months to 30 September 2002 £m	Six months to 30 September 2001 £m	Year to 31 March 2002 £m
Earnings before amortisation of goodwill and exceptional items	34.7	27.3	61.4
Effect of amortisation of goodwill	(2.9)	(2.4)	(4.9)
Effect of exceptional items	(15.8)	–	–
Profit after taxation	**16.0**	**24.9**	**56.5**

The weighted average number of ordinary shares represents the number of Burberry Group plc ordinary shares in issue at flotation, excluding ordinary shares held in the Company's ESOT.

For the periods prior to flotation the weighted average number of ordinary shares has been taken as the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT).

Diluted earnings per share for the relevant financial period is based on the number of ordinary shares in issue at flotation (excluding any ordinary shares held in the Company's ESOT), together with the awards made under the RSP which will have a dilutive effect when exercised.

	Six months to 30 September 2002 *millions*	Six months to 30 September 2001 *millions*	Year to 31 March 2002 *millions*
Weighted average number of ordinary shares in issue during the period	498.2	498.2	498.2
Dilutive effect of the RSP	8.1	8.1	8.1
Diluted weighted average number of ordinary shares in issue during the period	506.3	506.3	506.3

Notes to the interim financial statements (continued)

5. Earnings per share (continued)

Basic earnings per share

	Six months to 30 September 2002 *pence*	Six months to 30 September 2001 *pence*	Year to 31 March 2002 *pence*
Basic earnings per share before amortisation of goodwill and exceptional items	**7.0**	**5.5**	**12.3**
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.2)	–	–
Basic earnings per share after amortisation of goodwill and exceptional items	**3.2**	**5.0**	**11.3**

Diluted earnings per share

	Six months to 30 September 2002 *pence*	Six months to 30 September 2001 *pence*	Year to 31 March 2002 *pence*
Diluted earnings per share before amortisation of goodwill and exceptional items	**6.9**	**5.4**	**12.1**
Effect of amortisation of goodwill	(0.6)	(0.5)	(1.0)
Effect of exceptional items	(3.1)	–	–
Diluted earnings per share after amortisation of goodwill and exceptional items	**3.2**	**4.9**	**11.1**

6. Dividend

On 14 June 2002, prior to flotation, Burberry Group paid a dividend of £219.0m to GUS group as part of the Burberry Group reorganisation (see note 1).

The interim dividend of 1p per share will be paid on 5 February 2003 to shareholders on the Register at the close of business on 24 January 2003.

Notes to the interim financial statements (continued)

7. Foreign currency

	Average			Closing		
	Six months to 30 September 2002	Six months to 30 September 2001	Year to 31 March 2002	As at 30 September 2002	As at 30 September 2001	As at 31 March 2002
The principal exchange rates used were as follows:						
US dollar	1.51	1.43	1.43	1.57	1.47	1.43
Euro	1.59	1.62	1.62	1.59	1.61	1.64
Hong Kong dollar	11.77	–	11.16	12.23	–	11.12
Korean won	1,855	–	–	1,919	–	–

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

The average exchange rate achieved by Burberry Group on its yen royalty income, taking into account its use of yen forward sale contracts on a monthly basis approximately twelve months in advance of royalty receipts, was yen 172.48: £1 in the six months ended 30 September 2002 (2001: yen 159.70: £1).

8. Debtors

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Trade debtors	99.5	87.9	77.7
Other debtors	7.3	1.4	1.5
Prepayments and accrued income	14.6	16.4	12.1
Balances owed by GUS group	2.3	3.5	0.3
Deferred tax assets	10.4	8.5	7.8
Total	**134.1**	**117.7**	**99.4**

The deferred tax assets at 30 September 2002 and 2001 reflect the asset recorded at the immediately preceding 31 March, adjusted for any deferred tax arising on acquisitions which occurred in the relevant six month period and foreign currency movements.

Notes to the interim financial statements (continued)

9. Creditors – amounts falling due within one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	9.8	10.4	8.2
Unsecured:			
Bank loans and overdrafts	0.3	2.0	0.7
Trade creditors	22.7	26.8	27.0
External dividend payable	1.1	–	–
Dividend payable to GUS group	3.9	–	–
Balances owed to GUS group	0.9	0.3	0.3
Corporation tax	10.7	23.0	28.9
Other taxes and social security costs	4.3	5.6	4.0
Other creditors	18.8	19.8	17.0
Accruals and deferred income	48.5	34.9	37.3
Deferred consideration for acquisitions	2.5	–	2.5
Total	**123.5**	**122.8**	**125.9**

The secured bank loans relate to a retail freehold property and specific trade debtors.

10. Creditors – amounts falling due after more than one year

	As at 30 September 2002 £m	As at 30 September 2001 £m	As at 31 March 2002 £m
Secured:			
Bank loans	–	5.9	–
Unsecured:			
Bank loans	18.2	–	–
Other creditors	5.1	2.3	3.1
Deferred consideration for acquisitions	30.1	17.9	20.0
Total	**53.4**	**26.1**	**23.1**

The secured bank loans relate to a retail freehold property.

Notes to the interim financial statements (continued)

11. Redeemable preference share capital

Called up redeemable preference share capital was issued prior to flotation and is held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's ordinary shares once the total dividend on those ordinary shares that has been paid in any financial year reaches £100,000 per ordinary share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full.

Independent review report to Burberry Group plc

Introduction

We have been instructed by Burberry Group plc ("the Group") to review the financial information which comprises the Group profit and loss account, the statement of total recognised gains and losses, the reconciliation of movement in Shareholders' funds/GUS investment in Burberry Group, the Group balance sheet, the Group cash flow statement and the notes to the interim financial statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the combined financial information included in the Listing Particulars of Burberry Group plc dated 12 July 2002, except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2002.

PricewaterhouseCoopers
Chartered Accountants
London

18 November 2002

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service, on: 0906 843 2740 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com.

Financial calendar for the year ended 31 March 2003

Third quarter trading update	13 January 2003
Interim dividend record date	24 January 2003
Interim dividend to be paid	5 February 2003
Second half trading update	15 April 2003
Preliminary announcement of results for the year to 31 March 2003	22 May 2003
Annual General Meeting	15 July 2003

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000